
January 3, 2023

Patrick McMahon
Chief Executive Officer
Public Company Management Corporation
9340 Wilshire Boulevard, Suite 203
Beverly Hills, CA 90212

> **Re: Public Company Management Corporation**
> **Registration Statement on Form 10-12G**
> **Filed June 1, 2022**
> **File No. 000-50098**

Dear Patrick McMahon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ron Stauber